Contact

www.linkedin.com/in/
josephemaxwell (LinkedIn)
www.shareholderinsite.com
(Company)

Top Skills

Valuation
Start-ups
Due Diligence

Joe Maxwell

FinTech VC
Nashville, Tennessee, United States

Summary

FINTOP Capital (https://www.fintopcapital.com/)
is a venture capital firm managed by a team of seasoned operators. We know what it takes to start, grow, and exit a successful company, and are harnessing that knowledge to develop the next generation of great entrepreneurs.

As Managing Partner of FINTOP, I look for B2B service-enabled SaaS and software companies with a product in the market and a minimum of $1.5M in annual recurring revenues. The Fund focuses on companies in the following verticals:

• Payments
• Private capital markets
• Asset/wealth management
• Banking infrastructure
• Security and fraud
• Enterprise software

Experience

FINTOP Capital
Managing Partner
January 2016 - Present (7 years 11 months)
Greater Nashville Area, TN

Ampersand, Inc.
Board Member
October 2023 - Present (2 months)
Greater Milwaukee

Strategic Risk Associates
Board Member
November 2022 - Present (1 year 1 month)
Richmond, Virginia,

Amaryllis
Board Member
May 2022 - Present (1 year 7 months)
Tel Aviv, Israel

Health Here
Board Member
November 2021 - Present (2 years 1 month)
Nashville, Tennessee, United States

Thread Bank
Chairman
May 2021 - Present (2 years 7 months)
Brentwood, Tennessee, United States

InsurePay
Board Member
January 2021 - Present (2 years 11 months)
Franklin, Tennessee

Fresh Technology, Inc.
Board Member
July 2020 - Present (3 years 5 months)
Nashville, Tennessee, United States

FinMkt
Board Member
August 2019 - Present (4 years 4 months)
Greater New York City Area

FISPAN
Board Member
September 2018 - Present (5 years 3 months)
Vancouver, Canada Area

Numerated
Board Member
May 2017 - Present (6 years 7 months)
Greater Boston Area

Core10

Board Member
September 2016 - Present (7 years 3 months)
Nashville, TN and Huntington, WV

YPO
Gold Member
January 2005 - Present (18 years 11 months)
Southern 7

Freight Science
Board Member
April 2022 - November 2023 (1 year 8 months)
St Louis, Missouri, United States

myDigitalOffice
Board Member
July 2019 - January 2022 (2 years 7 months)
Bethesda, Maryland

LegacyShield
Board Member
May 2018 - July 2021 (3 years 3 months)
Jacksonville, Florida Area

Beanworks Solutions Inc.
Board Member
June 2018 - March 2021 (2 years 10 months)
Vancouver, Canada Area

Kindful
Board Member
September 2016 - December 2020 (4 years 4 months)

DealCloud
Board Member
August 2016 - August 2018 (2 years 1 month)
Charlotte, North Carolina Area

Wealth Access, Inc.
Board Member
December 2013 - August 2018 (4 years 9 months)
Greater Nashville Area, TN

CloudBeds
Board Member
December 2013 - May 2017 (3 years 6 months)
Greater San Diego Area

Jamplify
Board Member
February 2013 - October 2016 (3 years 9 months)
Greater New York City Area

Ipreo
Managing Director
November 2014 - December 2015 (1 year 2 months)
Greater Nashville Area, TN

Ipreo, formerly Shareholder InSite, Inc.
Chairman and CEO
March 2009 - December 2015 (6 years 10 months)
Nashville, Boulder, San Francisco

Shareholder InSite is the premier provider of shareholder management solutions to portfolio companies and their investors. Delivered as a SaaS solution, the robust administrative and analytic tools support the entire capital lifecycle for organizations and venture portfolios by:

• Establishing a single, audited account of company ownership for all stakeholders
• Simplifying option plan administration, management and reporting
• Presenting personal outcomes to each owner for any valuation and ownership structure
• Accurately reporting on the dilutive impact of a proposed liquidity event on each owners interest regardless of security type across a pool
• Providing an accurate and current account of ownership interest for due diligence and audits

Beacon Technologies
Chairman
2007 - December 2015 (8 years)
Greater Nashville Area, TN

Independence Trust Company

Board Member
January 2009 - February 2013 (4 years 2 months)
Franklin, TN

Mobular Technologies
Board Member
2001 - 2013 (12 years)
Huntsville, Alabama Area

FabSol LLC.
Board Member
December 2008 - December 2012 (4 years 1 month)
Cadiz, KY

Interactive Advisory Software
Board Member
2009 - September 2012 (3 years)
Greater Atlanta Area

Investment Scorecard
Founder - CEO
1995 - 2008 (13 years)
Greater Nashville Area, TN

Vanderbilt Chidren's Hospital
Board Member
October 2001 - October 2007 (6 years 1 month)
Greater Nashville Area, TN

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Education

Vanderbilt University - Owen Graduate School of Management
MBA, Finance and Entreprenuership · (1993 - 1994)

Denison University
BA, Spanish, Philosophy · (1986 - 1990)